Brocade To Acquire McDATA August 8, 2006 Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: McData Corporation Commission File No.: 000-31257

Securities Litigation Reform Act - Safe Harbor and Other Disclosures Cautionary Statement This presentation contains statements that are forward-looking in nature, including statements regarding the completion of Brocade's proposed acquisition of McDATA, the expected benefits of the acquisition, the financial and operational results of the acquisition and the tax treatment of the acquisition. These statements are based on current expectations on the date of this presentation and involve a number of risks and uncertainties, which may cause actual results to differ significantly from such estimates. The risks include, but are not limited to, the risk that transaction does not close, including the risk that required stockholder and regulatory approvals for the acquisition may not be obtained; the possibility that expected synergies and cost savings will not be obtained; the difficulty of integrating the business, operations and employees of the two companies; as well as developments in the market for storage area networking and related products and services. Certain of these and other risks are set forth in more detail in the section entitled "Risk Factors" under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" in Brocade's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006 and in McDATA's Quarterly Report on Form 10-Q for the quarter ended April 30, 2006. Neither Brocade nor McDATA assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

Conference Call & Audio Web Cast Speakers Michael Klayko, Brocade CEO John Kelley, McDATA CEO Richard Deranleau, Brocade CFO Tom Buiocchi, Brocade VP Marketing Moderator Shirley Stacy, Brocade Investor Relations Replay Information Telephone - (800) 642-1687 or (706) 645-9291 Passcode 4279110 Website - www.brocade.com/investors

Brocade to Acquire McDATA

The combination of Brocade and McDATA will significantly benefit our customers, partners, and shareholders and is an important step that builds on Brocade's vision for the next generation data center, leveraging Brocade's product innovation and operational discipline

Agenda Key Highlights Transaction Overview Significant Synergies and Shareholder Value Financial Details Integration Summary

Key Highlights Transaction expected to be accretive with annual synergies of approximately $100 million by the 4th quarter of combined operations Creates broader range of solutions and services that protect and extend customers' existing investments in SAN infrastructure Accelerates the pace of innovation to deliver next generation solutions to address customers' information management challenges Benefits OEM partners by reducing operational costs, accelerating investment in differentiated solutions to jointly develop new markets, and delivering higher levels of support and service

Transaction Overview Brocade and McDATA have entered into a definitive agreement under which Brocade will acquire McDATA in a stock-for-stock transaction Under terms of the agreement, McDATA stockholders will receive 0.75 shares of Brocade common stock for each share of McDATA class A common stock and each share of McDATA class B common stock they held Expect to close as early as Brocade's first fiscal quarter 2007 Upon close, McDATA shareholders will own approximately 30% of the combined company Based on Brocade's closing stock prices on August 7, 2006, the transaction is valued at approximately $4.61 per McDATA share, or approximately $713 million The transaction requires approval by both Brocade and McDATA shareholders and is subject to regulatory review

Delivering Compelling Customer Benefits A broader range of solutions that protect and extend the billions of dollars of investments our customers have made in networked storage Interoperability and management unification Acceleration in the pace of innovation to deliver new, meaningful solutions to address ongoing information management challenges Enhanced service and support capabilities

Investment Protection and Extension We're committed to developing unified interoperability and management tools to operate across the range of Brocade and McDATA installed platforms. We are confident that we will have the scale in both engineering and services to accelerate the time-to-market for new functionality and solutions.

Unique Benefits for Our OEM Partners Minimize operational costs Reduce qualification time Accelerate investment in differentiated solutions to jointly develop new markets Deliver even higher levels of field support and service to drive greater customer satisfaction

Key Advantages of Combination Scale to take advantage of the leverage that exits in Brocade's long-term financial model. Strong financial position and strong cash flows Diversification of Brocade's business mix into adjacent high growth markets

Significant Value Creation Through Cost Synergies Accretive to Brocade's EPS, on a non-GAAP basis, by the fourth quarter of combined operations Approximately $100 million in annualized cost synergies by the fourth quarter of combined operations Both headcount and non-headcount based expense savings Focused on minimizing any potential revenue loss from McDATA, but for modeling purposes, can absorb up to 30% attrition and still be accretive by the fourth quarter of combined operations Operate on a combined basis within Brocade's long term financial model by the end of the first full year of combined operation.

Balance Sheet Implications One-time cash restructuring and other costs including lease write-offs, severance, and other transaction- related fees and expenses. Brocade will assume the cash on McDATA balance sheet at the time of closing Brocade will guarantee McDATA's existing convertible debentures conversion price will be adjusted based on the 0.75 exchange ratio. Expect to generate strong cash flows from recurring operations for the first full year of combined operations

Integration Philosophy Brocade will lead the integration process. We will devote significant attention and resource, including strategic advisors where required, to ensure a smooth, efficient and quick integration. We believe Brocade's leadership team and combined company's resources will allow us to quickly assess and make the appropriate decisions regarding the combined business. We believe that we understand the integration challenges and risks associated with this transaction, and we will be decisive and swift in our actions.

Summary We are excited about this combination We have continued to demonstrate our commitment to creating innovative solutions for customers, joint market opportunities for partners, and ongoing shareholder value Combination of Brocade and McDATA will allow us to continue and accelerate our achievement in each of those areas

Upcoming Investor Relations Events September 6 Citigroup - New York September 12 Analyst Meeting - New York

Q&A

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com. Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com. McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from McData by contacting McData at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.